Exhibit 99.3

BiondVax Announces Warrant Agreement Amendment to Permit Holders of Warrants to Exercise both on a Cash and Cashless Basis

Jerusalem, Israel – January 16, 2020 — BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), a Phase 3 clinical stage biopharmaceutical company focused on developing and commercializing M-001, a universal flu vaccine candidate, announced that effective January 16, 2020, the Company will permit holders of all outstanding warrants of the Company (“Warrants”) issued to investors in connection with its initial public offering on Nasdaq (the “Warrant holders”) to exercise their warrants on a cashless exercise basis. Warrant holders will continue to be able to exercise their Warrants on a cash basis as well. No other terms of the Warrants are being amended.

The cashless exercise right being offered to Warrant holders allows them to capture the value between the current price of Biondvax’s American Depositary Shares (“ADSs”) and the exercise price of the warrants without the need to provide cash on exercise.  At the same time, it results in fewer ADSs being issued to them.

Cashless exercise would enable Warrant holders to exercise their Warrants without paying cash but rather paying the exercise price from the value of the ADSs of BiondVax that would otherwise be issued to the Warrant holder were the Warrants exercised on a cash basis. The Warrant holders exercising on a cashless basis would receive a number of ADSs equal in value to the market value of one ADS at the time of exercise (calculated according to a formula in the amendment to warrant agreement) less the exercise price of the warrants multiplied by the number of Warrants being exercised. This description of the manner for determining the number of shares issuable to a Warrant holder that exercises on a cashless basis is qualified in its entirety by the amendment to the warrant agreement to be submitted to the Securities and Exchange Commission today on Form 6-K.

About BiondVax

BiondVax (NASDAQ: BVXV) is a Phase 3 clinical stage biopharmaceutical company developing a universal flu vaccine. The vaccine candidate, called M-001, is designed to provide multi-strain and multi-season protection against current and future, seasonal and pandemic influenza. BiondVax’s proprietary technology utilizes a unique combination of conserved and common influenza virus peptides intended to stimulate both arms of the immune system for a cross-protecting and long-lasting effect. In a total of 6 completed Phase 1/2 and Phase 2 clinical trials, covering 698 participants, the vaccine has been shown to be safe, well-tolerated, and immunogenic. The ongoing pivotal Phase 3 clinical trial aims to assess safety and effectiveness of M-001 in reducing flu illness and severity. Please visit www.biondvax.com.

Contact Details

Joshua E. Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the prosecution and outcome of the ongoing Phase 2 and Phase 3 trials and any subsequent trials; timing of publication by NIAID of the results of the NIH/NIAID conducted Phase 2 clinical trial in the USA; timing of receipt of regulatory approval of the new manufacturing facility; ability to demonstrate the efficacy and safety of the vaccine; the timing of clinical trials and marketing approvals; the risk that drug development involves a lengthy and expensive process with uncertain outcome; the ability of the Company to maintain, preserve and defend its intellectual property and patents granted; whether our vaccine candidate will successfully advance through the clinical trial process on a timely basis, or at all, and receive approval from the United States Food and Drug Administration or equivalent foreign regulatory agencies; the adequacy of available cash resources and the ability to raise capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in the Company’s periodic filings with the SEC. We undertake no obligation to revise or update any forward-looking statement for any reason.